TRITIUM DCFC LIMITED

48 Miller Street

Murarrie, QLD 4172

Australia

December 17, 2021

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:     Geoff Kruczek

                     Anne Parker

                     Ernest Greene

                     Anne McConnell

                     Re:     Tritium DCFC Ltd

                                 Registration Statement on Form F-4

                                 Filed September 24, 2021

                                 File No. 333-259793

To the addressees set forth above:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on December 20, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Tritium DCFC Limited (the “Company”) or its counsel may request via telephone call to the staff.

Please contact Christopher Lueking of Latham & Watkins LLP, counsel to the Company, at (312) 876-7680, or in his absence, Kenneth Sands at (312) 777-7162, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely,

Tritium DCFC Limited

By:	/s/ Jane Hunter
Name:	Jane Hunter
Title:	Chief Executive Officer

Enclosures

cc: (via e-mail)

Peter Haskopoulos, Chief Financial Officer, Decarbonization Plus Acquisition Corporation II

Christopher Lueking, Latham & Watkins LLP

Ryan Maierson, Latham & Watkins LLP

Roderick Branch, Latham & Watkins LLP

E. Ramey Layne, Vinson & Elkins L.L.P.